[GRAPHIC OMITTED]CERAGON NETWORKS (TM)


FOR IMMEDIATE RELEASE


        Ceragon Networks(TM) Reports First Quarter 2002 Financial Results

         TEL AVIV, Israel, April 25, 2002 - Ceragon Networks Ltd. (NASDAQ:
CRNT), a global provider of high-capacity broadband wireless systems, today reported results for the first quarter of 2002, which ended March 31, 2002. Revenues for the first quarter were $3.3 million, as compared to $3.3 million for the fourth quarter of 2001.

         Pro-forma gross profit (*) for the first quarter was $0.8 million, or 24.6% of revenues, up from a pro-forma gross profit of $0.7 million, or 20.3% of revenues, in the fourth quarter of 2001. Pro-forma net loss for the first quarter of 2002 was $(3.4) million, or $(0.15) pro-forma net loss per ordinary share, as compared to $(3.6) million, or $(0.17) pro-forma net loss per ordinary share, for the fourth quarter of 2001. The company ended the first quarter of 2002 with $50.6 million in cash and liquid investments. For an explanation of pro-forma results see the notes at * below.

         "During this past quarter, we executed well on our three-part strategy of focusing on cellular carriers, geographic diversity and product innovation," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "Our announcement of two major cellular backhaul contracts in Scandinavia during the past quarter represents a major milestone on the path to growth and profitability. In adhering to our product development strategy, we delivered new, comprehensive and intelligent networking products designed to help carriers improve the return on their network investment."

         Ceragon announced two products during the last quarter. The first announcement was the Company's integrated add/drop multiplexer (ADM) - another industry first for Ceragon, which increased the network functionality of the FibeAir(TM) product family. The integrated ADM product has the distinct advantage of enabling cellular carriers to deploy SONET/SDH network rings at a reduced cost, while improving network management capabilities.

         Ceragon also expanded the range of its frequency bands with its 7 and 8 GHz systems, which include innovative hitless, errorless switching capabilities. Offering extended


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Ceragon Networks Reports First Quarter Results - 2

operating distances, these systems enable Ceragon to expand its product portfolio to new geographic regions.

         A conference call discussing Ceragon's results for the first quarter of 2002 will take place today, April 25, 2002, at 9:00 a.m. (EDT). Details can be found on Ceragon's website at www.ceragon.com. A replay of the call will be accessible approximately two hours later on Ceragon's website. The replay will be available through April 29, 2002, 7:00 p.m. EDT.

* Pro-Forma Financial Presentation
Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses. In addition, the pro-forma results for the three months ended March 31, 2001 exclude one-time charges of $11.0 million for inventory write-down presented in cost of revenues and $2.6 million for doubtful debt presented in general and administrative expenses. The pro-forma results for the year ended December 31, 2001 exclude one-time charges of $28.8 million for an inventory write-down and a fixed asset impairment presented in cost of revenues, $2.6 million for doubtful debt presented in general and administrative expenses, and $4.7 million due to restructuring plans presented in restructuring costs.

About Ceragon Networks(TM)
Ceragon Networks Ltd. (NASDAQ: CRNT), a pacesetter in broadband wireless networking systems, enables the rapid and cost-effective deployment of high-capacity network connectivity. Ceragon's FibeAir(TM) product family was uniquely designed for cellular operators, enterprises and communications service providers to progressively build networks to meet the growing demand for value-added broadband services. The modular FibeAir system operates across multiple frequencies from 7 to 38 GHz and supports integrated high-capacity services over IP, SONET/SDH and ATM networks. Ceragon's equipment complies with North American and international standards and is installed with over 100 customers in more than 35 countries. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in high-frequency bands and the first to commercially deploy a wireless 311 Mbps system. Recently, Ceragon announced another industry first - a high capacity fixed wireless system with built-in SONET/SDH add-drop multiplexer (ADM). More information is available at www.ceragon.com.

Ceragon Networks(TM), Ceragon(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), QuickAir(TM), QuickAir Partner Program(TM), QuickAir Partner Certification Program(TM), QuickAir Partner Zone(TM), EncryptAir(TM) and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.

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Ceragon Networks Reports First Quarter Results - 3

                                               CONSOLIDATED STATEMENTS OF OPERATIONS
                                     (In thousands of U.S. dollars, except share and per share data)
                                                             PRO-FORMA(*)

                                                                For the three months            For the year
                                                                           ended                     ended
                                                                         March 31                 December 31
                                                                ----------------------------  -------------------
                                                                   2002            2001              2001
                                                                ------------   -------------  -------------------
                                                                       (Unaudited)                (Unaudited)
                                                                ----------------------------  -------------------

Revenues                                                      $        3,282  $       12,585 $         24,852
Cost of revenues                                                       2,476           7,039           16,451
                                                                ------------- -------------- --------------------
         Gross profit                                                    806           5,546            8,401
                                                                ------------- -------------- --------------------

Operating expenses
  Research and development                                             2,185           4,374           12,967

  Less: participation by the Chief
    Scientist of the Government of Israel                                356             902            2,660
                                                                ------------- -------------- --------------------
  Research and development, net                                        1,829           3,472           10,307
                                                                ------------- -------------- --------------------

  Marketing and selling                                                2,272           3,918           11,924
  General and administrative                                             499             941            3,138
                                                                ------------- -------------- --------------------

         Total operating expenses                                      4,600           8,331           25,369
                                                                ------------- -------------- --------------------
Operating loss                                                        (3,794)         (2,785)         (16,968)

Financing income, net                                                    388             844            2,769
                                                                ------------- -------------- --------------------
         Net loss                                             $       (3,406) $       (1,941)$        (14,199)
                                                                ============= ============== ====================

Basic and diluted net loss per ordinary share                 $        (0.15) $        (0.09)$          (0.67)
                                                                ============= ============== ====================

Weighted average number of ordinary shares
  outstanding                                                     22,229,418      20,657,432       21,099,336
                                                                ============= ============== ====================



(*) Pro-forma Financial Presentation

Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses. In addition, the pro-forma results for the three months ended March 31, 2001 exclude one-time charges of $11.0 million for inventory write-down presented in cost of revenues and $2.6 million for doubtful debt presented in general and administrative expenses. The pro-forma results for the year ended December 31, 2001 exclude one-time charges of $28.8 million for an inventory write-down and a fixed asset impairment presented in cost of revenues, $2.6 million for doubtful debt presented in general and administrative expenses, and $4.7 million due to restructuring plans presented in restructuring costs.


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Ceragon Networks Reports First Quarter Results - 4

                                             CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (In thousands of U.S. dollars, except share and per share data)

                                                                         For the                 For the year
                                                                   three months ended               ended
                                                                        March 31,                December 31,
                                                                ----------------------------  -------------------
                                                                  2002             2001              2001
                                                                ------------   -------------  -------------------
                                                                       (Unaudited)                (Audited)
                                                                ----------------------------  -------------------
Revenues                                                    $          3,282  $       12,585   $       24,852
Cost of revenues                                                       2,476          18,089           45,282
                                                                ------------- -------------- --------------------
         Gross profit (loss) before non-cash
           compensation expense                                          806          (5,504)         (20,430)
Non cash compensation expense                                             68             130              400
                                                                ------------- -------------- --------------------
         Gross profit (loss)                                             738          (5,634)         (20,830)
                                                                ------------- -------------- --------------------
Operating expenses
  Research and development, net of non-cash
    compensation expense of $313, $741, $2,248                         2,185           4,374           12,967
  Less: participation by the Chief
    Scientist of the Government of Israel                                356             902            2,660
                                                                ------------- -------------- --------------------
  Research and development, net                                        1,829           3,472           10,307
  Marketing and selling, net of non-cash
    compensation expense of $331, $633, $1,984                         2,272           3,918           11,924
  General and administrative, net of non-cash
    compensation expense of $225, $563, $1,799                           499           3,573            5,770
  Amortization of deferred compensation                                  869           1,937            6,031
  Restructuring costs                                                      -               -            4,750
                                                                ------------- -------------- --------------------
         Total operating expenses                                      5,469          12,900           38,782
                                                                ------------- -------------- --------------------
Operating loss                                                        (4,731)        (18,534)         (59,612)

Financing income, net                                                    388             844            2,769
                                                                ------------- -------------- --------------------
         Net loss                                                     (4,343)        (17,690)         (56,843)
                                                                ============= ============== ====================

Basic and diluted net loss per ordinary share               $          (0.20) $        (0.86)  $        (2.69)
                                                                ============= ============== ====================
Weighted average number of ordinary shares
  outstanding                                                     22,229,418      20,657,432       21,099,336
                                                                ============  ============== ====================

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Ceragon Networks Reports First Quarter Results - 5

                                                        BALANCE SHEETS
                                            (In thousands of U.S. dollars, except share data)

                                                                               March 31        December 31
                                                                                 2002             2001
                                                                             (Unaudited)        (Audited)
                                                                           -------------     ---------------
Current assets
  Cash and cash equivalents                                               $       1,218   $          6,421
  Short-term deposits                                                            20,548             26,741
  Corporate bonds                                                                11,631             19,813
  Trade receivables, net                                                          2,260              2,822
  Other receivables                                                               2,421              2,143
  Inventories                                                                     6,441              7,377
                                                                           -------------     ---------------
      Total current assets                                                       44,519             65,317
                                                                           -------------     ---------------

Long-term deposits                                                                7,717                 -
                                                                           -------------     ---------------

Corporate bonds                                                                   9,531                746
                                                                           -------------     ---------------

Property and equipment
  Cost                                                                            8,110              8,151
  Less - accumulated depreciation                                                 3,475              3,058
                                                                           -------------     ---------------
                                                                          $       4,635   $          5,093
                                                                           -------------     ---------------

Deposits with insurance companies                                                   982                930
                                                                           -------------     ---------------
      Total assets                                                        $      67,384   $         72,086
                                                                           =============     ===============
Current liabilities
  Trade payables                                                          $       3,939   $          5,040
  Other payables and accrued expenses                                             4,660              4,916
                                                                           -------------     ---------------
      Total current liabilities                                                   8,599              9,956
                                                                           -------------     ---------------

Long-term liabilities
  Accrued severance pay                                                           1,553              1,511
                                                                           -------------     ---------------

      Total liabilities                                                          10,152             11,467
                                                                           -------------     ---------------

Shareholders' equity
  Share capital
    Ordinary shares of NIS 0.01 par value:
      Authorized -40,000,000 shares; Issued and outstanding as of
         December 31, 2001 and March 31, 2002 - 22,165,196 and
             22,309,696,respectively                                                 56                 56
    Additional paid-in capital                                                  169,360            169,355
    Deferred compensation                                                        (3,897)            (4,848)
    Accumulated deficit                                                        (108,287)          (103,944)
                                                                           -------------     ---------------
  Total shareholders' equity                                                     57,232             60,619
                                                                           -------------     ---------------

  Total liabilities and shareholders' equity                            $        67,384   $         72,086
                                                                           =============     ===============

This press release may contain statements concerning Ceragon's future prospects that are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include:
Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon's products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.



CONTACTS:

Linda Pitt
GAJ Services Inc.
859-291-1005
lpitt@gajservices.com

Daphna Golden (Investors)
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com

Laura Yatim (Media)
Ceragon Networks Ltd.
+972-3-765-7560
laura@ceragon.com


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